**TATE & LYLE**

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS



RECEIVED

2006 DEC -7 P 2:3

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

4 December 2006

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2



06019058

SUPPL

Dear Mr Staffin,

**Tate & Lyle PLC, File No: 082/905**

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 6 November 2006 to 3 December 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Enc.

**Tate & Lyle PLC – 15 November 2006**



**Director/PDMR Shareholding**

Tate & Lyle PLC ("the Company") was informed on 14 November 2006 that on 14 November 2006 Mr Stanley Musesengwa, an Executive Director of the Company, exercised options over ordinary shares in the Company under the Tate & Lyle 1992 Executive Share Option Scheme as follows:

- options over 7,500 ordinary shares at 483 pence per share; and
- options over 3,460 ordinary shares at 470.5 pence per share;

At the same time, Mr Musesengwa also exercised options under the Tate & Lyle 2000 Executive Share Option Scheme at 374.5 pence per share over 119,136 ordinary shares in the Company.

He subsequently sold 130,096 ordinary shares at 800 pence per share.

Following this transaction, Mr Musesengwa has an interest in 77,772 ordinary shares in the Company.

The Company was also informed on 14 November 2006 that on 14 November 2006 Mr Stuart Strathdee, an Executive Director of the Company, exercised options under the Tate & Lyle 2000 Executive Share Option Scheme at 374.5 pence per share over 94,125 ordinary shares in the Company and subsequently sold these shares at 800 pence per share.

Following this transaction, Mr Strathdee has an interest in 81,698 ordinary shares in the Company.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

**15 November 2006 – Tate & Lyle PLC**

## Director Declaration

Following the announcement on 31 October 2006 of the appointment of Ms Elisabeth Airey as a Non-Executive Director of Tate & Lyle PLC with effect from 1 January 2007, the information below is given in accordance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

i) Ms Airey holds or has held directorships in the following publicly quoted companies in the past five years:

| Name of Company | Date of Appointment | Date of Resignation |
|---|---|---|
| Amec PLC | 26 May 1999 | Current |
| Zetex PLC (Chairman) | 31 January 2000 | Current |
| The JP Morgan European Fledgeling Investment Trust PLC (Chairman) | 10 January 2000 | Current |
| Dunedin Enterprise Investment Trust PLC | 1 January 2005 | Current |

ii) There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

Robert Gibber
Company Secretary
Tate & Lyle PLC

Tate & Lyle PLC

17 November 2006 – Tate & Lyle PLC

Additional Listing

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of 315,729 Ordinary Shares of 25p each fully paid, ranking *pari passu* with the existing ordinary shares, to the Official List.

These shares have been allotted following the exercise of options under the Tate & Lyle 1992 Executive Share Option Scheme.

Application has also been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 250,500 Ordinary Shares of 25p each fully paid, ranking *pari passu* with the existing ordinary shares, to the Official List.

These shares will be issued pursuant to the exercise of options under the Tate & Lyle 1992 Executive Share Option Scheme.

Copies of this brochure are available for inspection at the document inspection centre up to and including 14 days from date thereof.

**28 November 2006 – Tate & Lyle PLC**

## Holding(s) in Company

Tate & Lyle PLC (the "Company") was informed on 28 November 2006 that as at 22 November 2006 AMVESCAP PLC ("AMVESCAP") and subsidiary companies on behalf of discretionary clients have a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 49,136,431 ordinary shares in the Company, being 10.03 per cent. of the ordinary share capital. These shares are registered in the names of various legal entities listed below.

AMVESCAP advised the Company that none of these shares are beneficially held by AMVESCAP. AMVESCAP had not previously reported an interest in the ordinary shares of the Company.

| Registered Holder | Holding |
|---|---:|
| Bank of Ireland (Dublin) | 435,824 |
| Bank of New York | 278,651 |
| Banque Paribas | 421,457 |
| Banque Paribas (Frankfurt) | 160,228 |
| Bank of New York (Brussels) | 31,630 |
| Credit Agricole Indosuez (Luxembourg) | 127,423 |
| JP Morgan Chase | 70,860 |
| Chase Nominees | 1,530,708 |
| Vidacos Nominees | 38,860,302 |
| HSBC Nominees | 135,750 |
| Japan Trustee Services Bank | 1,481 |
| Mellon Bank, Pittsburgh | 473,451 |
| Santander Central Hispano Investment | 18,990 |
| State Street Trust & Banking Co (London) | 5,801,752 |
| Trust & Custody Services JP | 3,553 |
| Northern Trust Company (London) | 784,371 |

# TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS



# INTERIM REPORT 2006













Amortisation
Unless stated otherwise, the use of the word 'amortisation' in the statement from the Chairman and Chief Executive relates to the amortisation of intangible assets arising on acquisition of businesses.

## OUR PURPOSE

TO CREATE THE WORLD'S LEADING RENEWABLE INGREDIENTS BUSINESS.

## OUR VISION

WE WILL GROW BY UNITING OUR BUSINESSES AND DEVELOPING PARTNERSHIPS TO CREATE THE WORLD'S LEADING RENEWABLE INGREDIENTS BUSINESS. WE WILL BUILD A CONSISTENT GLOBAL PORTFOLIO OF DISTINCTIVE, PROFITABLE, HIGH-VALUE SOLUTIONS IN PRODUCTS AND SERVICES FOR OUR CUSTOMERS.

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. Founded in the UK in 1921, Tate & Lyle is now a global company operating more than 65 production facilities in 29 countries mainly throughout Europe, the Americas and South East Asia.

All of our ingredients are produced from renewable crops, predominantly corn (maize), wheat and sugar. Through the use of innovative technology, we transform these crops into value added ingredients for our customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. Our ingredient portfolio includes sweeteners, high performance and basic starches, polyols, acidulants, gums, sugars and SPLENDA® Sucralose.

Backed by a strong and growing research organisation, our ingredients help add taste, texture, nutrition and increased functionality to everyday products used by millions of people around the world.

# STATEMENT FROM THE CHAIRMAN AND CHIEF EXECUTIVE

**Results for the six months to 30 September 2006**

Overview
Sales were up 9% at £2,039 million (£1,868 million), mainly due to a very strong first half in Food & Industrial Ingredients, Americas and a good performance within Sugars, Europe from sugar trading. Exchange translation decreased sales by £20 million.

Operating profit was up 26% at £193 million (£153 million) before a £4 million (£2 million) charge for amortisation and, in the prior year, an exceptional credit of £1 million. Food & Industrial Ingredients, Americas, which saw a strong performance from almost all of its product range, contributed £32 million of this £40 million profit growth. The result also benefited from a £12 million reduction in depreciation following the impairment recognised at 31 March 2006. Good progress was made across the Group in growing the profit contribution from core value added products.

We remain committed to our target for the profit contribution from total value added products to increase by 30% in the year to March 2007.

The net finance expense increased to £20 million (£17 million) due mainly to higher average net debt as we invest for growth, partially offset by a reduced charge relating to the Group's retirement benefit provisions. Interest cover was 9.7 times (9.0 times).

Profit before tax, exceptional items and amortisation for the six months to 30 September 2006 was 27% higher at £173 million (£136 million). Profit before tax was £169 million (£135 million). The effective rate of tax on profit before exceptional items and amortisation was 30.2% (year to 31 March 2006 – 30.2%).

Exchange translation reduced both operating profit and profit before tax by £2 million.

Diluted earnings per share before exceptional items and amortisation were 24.3p (19.5p), and after exceptional items and amortisation were 23.5p (19.5p).

Free cash flow (representing cash generated from operations after interest, taxation and capital expenditure) was £139 million (outflow £14 million), mainly due to a reversal of the working capital cash outflow in the second half of the prior year, which had been due to sugar trading. Capital expenditure in the first half of £128 million was, as expected, similar to expenditure in the prior year of £111 million. Depreciation of £50 million was reduced by £12 million due to the impairment charge taken in the year to 31 March 2006. The net cash flow for the six months was £95 million (outflow £83 million) leading to net debt at 30 September 2006 of £771 million (31 March 2006 – £866 million).

The net debt to earnings before interest, tax, depreciation and total amortisation ("EBITDA") multiple was 1.6 times (1.4 times).

All major capital expansion projects are on schedule: construction of the Bio-PDO™ plant in Loudon, Tennessee is complete and commercial production has been achieved; good progress is being made at the corn wet mills in Loudon and Sagamore, where expansion of the value added facilities is taking place, and the building of a new SPLENDA® Sucralose plant in Singapore is on schedule for mechanical completion in January 2007. A groundbreaking ceremony has been held at the site of the new corn wet mill facility in Fort Dodge, Iowa and the project has begun satisfactorily.

The Board has declared an interim dividend of 6.2p per share, an increase of 0.3p (5.1%). This will be paid on 9 January 2007 to shareholders on the register on 8 December 2006.

**Segmental analysis of operating profit before exceptional items and amortisation**

Food & Industrial Ingredients, Americas
The division performed very strongly across most product categories and profits of £87 million were £32 million higher.

Profitability from value added food and industrial ingredients, commodity sweeteners and ethanol continued to grow with both higher volumes and margin gains.

In the latter part of the period, ethanol prices softened across the industry on increased production and the announcement of further investment in ethanol facilities. With most of our current financial year production sold forward, we do not expect this to have a material impact on our full year results.

The cost of corn, less by-product revenues, was higher and corn futures prices are firming on higher demand estimates.

Our UK fermentation business in Selby has been adversely affected by changes to the EU sugar regime (which became effective from 1 July 2006), which have increased substrate costs for both our citric

acid and astaxanthin facilities. Profits in citric acid overall were lower than in the corresponding period.

Almex, our Mexican joint venture, continues to perform well and remains profitable. Tate & Lyle Custom Ingredients (acquired in January 2006) made profits in line with our expectations.

The Bio-PDO™ joint venture in Loudon, Tennessee successfully completed commissioning in October 2006. As expected, start-up losses of £2 million (£2 million) have been incurred. All other major capital expansion projects are on schedule.

The resolution of the trade dispute over sweeteners with Mexico, which will lead to free trade for US high fructose corn syrup into Mexico from 1 January 2008, is good for industry fundamentals as we approach the sweetener pricing round for the 2007 calendar year. Our expectation in these negotiations is to achieve further margin improvement.

Food & Industrial Ingredients, Europe

Profits of £40 million were £12 million higher than in the corresponding period of the prior year. Profits benefited from a £12 million reduction in depreciation as a result of the impairment charge taken in the year to 31 March 2006.

Higher selling prices for both main products and co-products were offset by the impact of higher cereal prices and energy costs. Good growth was achieved in all product sectors but in particular in value added food and industrial ingredients.

Profits in the Eaststarch joint venture business in Central Europe were above those in the comparative period. Cesalpinia Foods Srl. (acquired in December 2005) made a profit in line with our expectations.

In response to the oversupply in the European sugar market, the EU has declassified 2.5 million tonnes (approximately 14%) of quota, reducing product for sale on domestic markets. This is intended to balance supply and demand in the total European sweetener market and should be a positive influence on pricing in the 2007 calendar year.

As advised in the preliminary announcement of results on 25 May 2006, the current oversupply of sugar in the market and changes to the EU sugar regime (which became effective from 1 July 2006), mean that profits in Food & Industrial Ingredients, Europe for the second half of the financial year ending 31 March 2007 are expected to be significantly lower than in the corresponding period of the prior year. Higher cereal and energy costs are also expected to impact the second half.

Cereal prices, and in particular those for wheat, have risen sharply due to much lower global production (including a lower crop in the EU) combined with increased demand. We shall seek to mitigate these and other cost increases through higher selling prices in the 2007 calendar year pricing round.

On 25 October 2006 we announced that we have concluded that ownership of Food & Industrial Ingredients, Europe is no longer an essential element of our strategy to focus on value added ingredients and that we are exploring the possibility of the full or partial disposal of the business. The timing and outcome of this process are both uncertain and further announcements will be made when appropriate. This decision has been taken as a consequence of the adoption by the EU of a new regulatory regime for the sugar industry, effective from 1 July 2006. Tate & Lyle will continue to develop its value added food ingredients business in Europe through its Global Food Ingredients Group, which includes Cesalpinia Foods Srl. As previously advised, we will continue to seek to supplement our value added business through the further acquisition of bolt-on ingredient companies that offer an attractive strategic fit.

Sucralose

Profits of £33 million from our SPLENDA® Sucralose business were in line with the comparative period.

Sales totalled £73 million (£74 million). Sales in the first half year have been affected by two main factors.

Firstly, our supply allocation policy was relaxed at the start of the financial year and customers took this as a signal to reduce their inventory to normal industry levels.

Secondly, we experienced production disruptions in Alabama as we brought new equipment on-stream. As a consequence, during the commissioning period we remained cautious about committing significant capacity to customers to build sales until we had achieved reliable production ramp-up.

There have been a number of major product launches both in the US and, as we broaden our customer base, in Latin America and Europe.

Demand continued to outstrip production and we finished the half year with low inventories. The doubling of SPLENDA® Sucralose capacity in Alabama is now mechanically complete and production ramp-up is ongoing. In Singapore, construction

of the new facility is on schedule for mechanical completion in January 2007. Start-up costs were £5 million (£2 million) in the first half and are expected to total £11 million in the full year.

For the second half of the financial year, we expect to see year-on-year demand growth in the food, beverage and pharmaceutical sectors, especially with our global key accounts.

Sugars, Americas & Asia
Profits of £7 million were £6 million below those in the comparative period mainly due to a mark-to-market loss on raw sugar stocks of £6 million (gain £2 million) at Tate & Lyle Canada.

Nghe An Tate & Lyle in Vietnam performed in line with the previous period. Occidente, our Mexican joint venture, performed well and profits improved on better sugar pricing.

Sugars, Europe
Profits of £26 million were £2 million higher with reduced earnings from EU sugar refining operations being more than offset by improved profits from sugar trading.

As expected, profitability in Sugars, Europe has continued to be affected by lower domestic sales prices in our EU sugar refining businesses due to an oversupply of sugar in the market. The declassification of quota (detailed under Food & Industrial Ingredients, Europe, above) is expected to be a positive influence on sugar pricing in the 2007 calendar year pricing round. We continue to believe that our sugar refineries have a long-term economic future and as part of this commitment we intend to undertake specific investments in efficiency, capacity, raw sugar supply and end-markets for our sugar production.

Sugar prices have fallen from highs in excess of US 18 cents per pound at the beginning of the year to around US 11 cents per pound, and we do not expect the level of sugar trading profits in the first half to be repeated in the second half.

Trading at our Eastern Sugar joint venture sugar beet operations (in which Tate & Lyle owns 50%) was in line with the previous year. On 10 October 2006, we announced that Eastern Sugar had begun a consultation process with employees, beet growers and other stakeholders with a view to renouncing its quotas in Hungary, Czech Republic and Slovakia and applying to the restructuring fund for compensation. This action has been taken following an extensive review of the impact of the new EU sugar regime on Eastern Sugar. The consultation proposals envisage that the plants will cease processing beets by the end of February 2007, when all of the current campaigns will have been completed. If the consultation proceeds satisfactorily, a formal application for restructuring aid will be lodged towards the end of November 2006, with the final decision on the grant of restructuring aid expected at the end of February 2007. The final value of compensation payable to Eastern Sugar cannot be determined with any degree of accuracy until the consultation process has been completed and the plan for restructuring aid has been prepared.

Directors
As previously announced, Simon Gifford retired as Group Finance Director and from the Board of Tate & Lyle at the Annual General Meeting on 19 July 2006, and from the Company on 1 October 2006. John Nicholas, formerly Group Finance Director of Kidde PLC, joined Tate & Lyle on 1 June 2006 and was appointed as Group Finance Director and as a member of the Board from the close of the Annual General Meeting on 19 July 2006.

Carole Piwnica also retired as a non-executive director at the Annual General Meeting on 19 July 2006. On 31 October 2006, we announced the appointment of Liz Airey as a non-executive director from 1 January 2007.

Outlook
We have started the year strongly, mainly due to an excellent performance from Food & Industrial Ingredients, Americas which saw profit growth of 58%.

The increase in our SPLENDA® Sucralose capacity is proceeding to plan. We expect to achieve further margin improvement in the US sweetener pricing round for the 2007 calendar year. Overall, we continue to expect further year-on-year progress in the second half, albeit that the intensifying impact of EU sugar reform together with higher cereal prices in Europe mean that profit growth is likely to be lower than in the first half.



**Sir David Lees**
Chairman
31 October 2006



**Iain Ferguson CBE**
Chief Executive
31 October 2006

# INDEPENDENT REVIEW REPORT TO TATE & LYLE PLC

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim statement of recognised income and expense, the consolidated interim cash flow statement and the notes to the interim statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

**PricewaterhouseCoopers LLP**
Chartered Accountants
London
31 October 2006

# CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

| | Notes | 6 months to 30 September 2006 £m | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|---|
| **Sales** | 2 | **2 039** | 1 868 | 3 720 |
| Operating profit | 2 | **189** | 152 | 75 |
| Interest income | 4 | **28** | 23 | 45 |
| Finance expense | 4 | **(48)** | (40) | (78) |
| Profit before tax | | **169** | 135 | 42 |
| Income tax expense | 5 | **(52)** | (39) | (69) |
| Profit/(loss) for the period | | **117** | 96 | (27) |
| **Profit/(loss) for the period attributable to:** | | | | |
| Equity holders of the Company | | **115** | 94 | (30) |
| Minority interest | | **2** | 2 | 3 |
| Profit/(loss) for the period | | **117** | 96 | (27) |
| **Earnings/(loss) per share attributable to the equity holders of the Company** | | **pence** | pence | pence |
| – basic | 6 | **23.9** | 19.8 | (6.3) |
| – diluted | 6 | **23.5** | 19.5 | (6.3) |
| **Dividends per share** | | **pence** | pence | pence |
| – proposed | 7 | **6.2** | 5.9 | 20.0 |
| – paid | 7 | **14.1** | 13.7 | 19.6 |

All activities relate to continuing operations.

| | | £m | £m | £m |
|---|---|---|---|---|
| **Analysis of profit before tax** | | | | |
| Profit before tax | | **169** | 135 | 42 |
| Add back: | | | | |
| Exceptional items | 3 | **–** | (1) | 248 |
| Amortisation of acquired intangible assets | 3 | **4** | 2 | 5 |
| Profit before tax, exceptional items and amortisation of acquired intangible assets | | **173** | 136 | 295 |

# CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

| | **6 months to 30 September 2006 £m** | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Net exchange differences | **(52)** | 31 | 23 |
| Employee post-employment benefits: | | | |
| – net actuarial (losses)/gains in post-employment benefit plans | **(34)** | (1) | 40 |
| – deferred taxation recognised directly in equity | **11** | – | (12) |
| Net valuation losses on available-for-sale financial assets | **(1)** | – | (1) |
| Net profit/(loss) on cash flow hedges, net of tax | **–** | 4 | (3) |
| Net (loss)/profit recognised directly in equity | **(76)** | 34 | 47 |
| Profit/(loss) for the period | **117** | 96 | (27) |
| Total recognised income and expense for the period | **41** | 130 | 20 |
| Adoption of IAS32 and IAS39 | **–** | 7 | 7 |
| | **41** | 137 | 27 |
| Attributable to: | | | |
| Equity holders of the Company | **39** | 135 | 24 |
| Minority interests | **2** | 2 | 3 |
| | **41** | 137 | 27 |

# CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

| | Notes | **30 September 2006 £m** | 30 September 2005 restated £m | 31 March 2006 restated £m |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Intangible assets | | **253** | 193 | 263 |
| Property, plant and equipment | | **1 221** | 1 358 | 1 217 |
| Investments in associates | | **4** | 3 | 4 |
| Available-for-sale financial assets | | **17** | 18 | 17 |
| Derivative financial instruments | 8 | **39** | 32 | 28 |
| Deferred tax assets | | **8** | 5 | 7 |
| Trade and other receivables | | **19** | 7 | 8 |
| | | **1 561** | 1 616 | 1 544 |
| **Current assets** | | | | |
| Inventories | | **411** | 378 | 456 |
| Trade and other receivables | | **527** | 501 | 482 |
| Current tax assets | | **18** | 20 | 32 |
| Derivative financial instruments | 8 | **136** | 34 | 282 |
| Cash and cash equivalents | 8 | **546** | 290 | 158 |
| | | **1 638** | 1 223 | 1 410 |
| **TOTAL ASSETS** | | **3 199** | 2 839 | 2 954 |
| **SHAREHOLDERS' EQUITY** | | | | |
| **Capital and reserves attributable to the Company's equity holders:** | | | | |
| Share capital | | **122** | 122 | 122 |
| Share premium | | **402** | 397 | 400 |
| Other reserves | | **(4)** | 154 | 56 |
| Retained earnings | | **374** | 357 | 327 |
| | | **894** | 1 030 | 905 |
| **Minority Interest** | | **34** | 33 | 35 |
| **TOTAL SHAREHOLDERS' EQUITY** | 9 | **928** | 1 063 | 940 |
| **LIABILITIES** | | | | |
| **Non-current liabilities** | | | | |
| Trade and other payables | | **2** | 4 | 3 |
| Borrowings | 8 | **762** | 822 | 543 |
| Derivative financial instruments | 8 | **22** | 14 | 28 |
| *Deferred tax liabilities* | | **51** | 45 | 60 |
| Retirement benefit obligations | | **183** | 247 | 172 |
| Provisions for other liabilities and charges | | **64** | 87 | 71 |
| | | **1 084** | 1 219 | 877 |
| **Current liabilities** | | | | |
| Trade and other payables | | **418** | 377 | 382 |
| Current tax liabilities | | **20** | 29 | 30 |
| Borrowings and bank overdrafts | 8 | **577** | 108 | 493 |
| Derivative financial instruments | 8 | **151** | 16 | 202 |
| Provisions for other liabilities and charges | | **21** | 27 | 30 |
| | | **1 187** | 557 | 1 137 |
| **TOTAL LIABILITIES** | | **2 271** | 1 776 | 2 014 |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | | **3 199** | 2 839 | 2 954 |

# CONSOLIDATED INTERIM CASH FLOW STATEMENT (UNAUDITED)

| | Notes | 6 months to 30 September 2006 £m | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Profit before tax | | **169** | 135 | 42 |
| Adjustments for: | | | | |
| Depreciation and impairment of property, plant and equipment | | **50** | 63 | 125 |
| Non-cash exceptional items | | **–** | – | 248 |
| Amortisation of intangible assets | | **6** | 3 | 8 |
| Share-based payments | | **3** | 2 | 5 |
| Profit on disposal of property, plant and equipment | | **–** | (1) | – |
| Interest income | 4 | **(28)** | (23) | (45) |
| Finance expense | 4 | **48** | 40 | 78 |
| Changes in working capital | | **74** | (53) | (211) |
| Cash generated from operations | | **322** | 166 | 250 |
| Interest paid | | **(28)** | (29) | (65) |
| Income tax paid | | **(43)** | (52) | (98) |
| Net cash generated from operating activities | | **251** | 85 | 87 |
| **Cash flows from investing activities** | | | | |
| Proceeds on disposal of property, plant and equipment | | **1** | 1 | 4 |
| Interest received | | **16** | 12 | 38 |
| Acquisitions of subsidiaries, net of cash acquired | | **–** | 3 | (69) |
| Purchase of property, plant and equipment | | **(128)** | (111) | (273) |
| Purchase of intangible assets and other non-current assets | | **(7)** | – | (2) |
| Net cash flows used in investing activities | | **(118)** | (95) | (302) |
| **Cash flows from financing activities** | | | | |
| Proceeds from issuance of ordinary shares | | **12** | 4 | 16 |
| Proceeds from/(repayments of) borrowings | | **319** | (30) | 78 |
| Dividends paid to the Company's equity holders | | **(68)** | (65) | (93) |
| Net cash flows from financing activities | | **263** | (91) | 1 |
| **Net increase/(decrease) in cash and cash equivalents** | 8 | **396** | (101) | (214) |
| **Cash and cash equivalents** | | | | |
| Balance at beginning of period | | **158** | 384 | 384 |
| Impact of IAS32/39 adoption | | **–** | (9) | (9) |
| Balance at beginning of period, restated | | **158** | 375 | 375 |
| Effect of changes in foreign exchange rates | | **(8)** | 16 | (3) |
| Net increase/(decrease) in cash and cash equivalents | | **396** | (101) | (214) |
| **Balance at end of period** | | **546** | 290 | 158 |

# NOTES TO INTERIM STATEMENT (UNAUDITED) FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

**1 Presentation of interim financial statements**

General information

The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates more than 65 production facilities in 29 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Sugar Quay, Lower Thames Street, London EC3R 6DQ. The Company has its primary listing on the London Stock Exchange.

Basis of preparation

This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

These consolidated interim statements should be read in conjunction with the Group's Annual Report and Accounts for the year ended 31 March 2006 and have been prepared using the accounting policies set out in that report, except for the restatement for the adoption of IFRIC4 *'Determining whether an arrangement contains a lease'*. These policies have been consistently applied to all the results presented. In accordance with IFRIC4 an additional £8 million of assets have been recognised in property, plant and equipment at 31 March 2006 (30 September 2005 – £3 million) offset by the recognition of the associated finance lease creditors of £8 million (30 September 2005 – £3 million) in borrowings. Net debt at 31 March 2006 has been restated from £858 million to £866 million (30 September 2005 – £612 million to £615 million). There has been no material impact on the income statement for the year ended 31 March 2006 or for the period ended 30 September 2005.

The Group has chosen not to early adopt IAS34 *'Interim Financial Statements'* in preparing its interim statement.

Statutory financial statements

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The Group's statutory financial statements for the year to 31 March 2006 were prepared under International Financial Reporting Standards as adopted by the European Union and filed with the Registrar of Companies. The auditors, PricewaterhouseCoopers LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

## 2 Segment information

The segment results for the six months to 30 September 2006 were as follows:

| | Food & Industrial Ingredients, Americas £m | Food & Industrial Ingredients, Europe £m | Sucralose £m | Sugars, Americas & Asia £m | Sugars, Europe £m | Group £m |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Total sales | 617 | 427 | 73 | 151 | 859 | 2 127 |
| Inter-segment sales | (2) | (14) | – | – | (72) | (88) |
| External sales | 615 | 413 | 73 | 151 | 787 | 2 039 |
| **Operating profit** | | | | | | |
| Before exceptional items and amortisation of acquired intangible assets (note 3) | 87 | 40 | 33 | 7 | 26 | 193 |
| Amortisation of acquired intangible assets | (1) | (1) | (2) | – | – | (4) |
| Operating profit | 86 | 39 | 31 | 7 | 26 | 189 |
| Net finance expense | | | | | | (20) |
| Profit before tax | | | | | | 169 |

The segment results for the six months to 30 September 2005 were as follows:

| | Food & Industrial Ingredients, Americas £m | Food & Industrial Ingredients, Europe £m | Sucralose £m | Sugars, Americas & Asia £m | Sugars, Europe £m | Group £m |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Total sales | 550 | 414 | 74 | 129 | 785 | 1 952 |
| Inter-segment sales | (3) | (20) | – | – | (61) | (84) |
| External sales | 547 | 394 | 74 | 129 | 724 | 1 868 |
| **Operating profit** | | | | | | |
| Before exceptional items and amortisation of acquired intangible assets (note 3) | 55 | 28 | 33 | 13 | 24 | 153 |
| Exceptional items | – | – | – | – | 1 | 1 |
| Amortisation of acquired intangible assets | – | – | (2) | – | – | (2) |
| Operating profit | 55 | 28 | 31 | 13 | 25 | 152 |
| Net finance expense | | | | | | (17) |
| Profit before tax | | | | | | 135 |

### 2 Segment information (continued)

The segment results for the year to 31 March 2006 were as follows:

| | Food & Industrial Ingredients, Americas £m | Food & Industrial Ingredients, Europe £m | Sucralose £m | Sugars, Americas & Asia £m | Sugars, Europe £m | Group £m |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Total sales | 1 133 | 759 | 142 | 273 | 1 559 | 3 866 |
| Inter-segment sales | (6) | (40) | – | – | (100) | (146) |
| External sales | 1 127 | 719 | 142 | 273 | 1 459 | 3 720 |
| **Operating profit** | | | | | | |
| Before exceptional items and amortisation of acquired intangible assets (note 3) | 125 | 46 | 68 | 27 | 62 | 328 |
| Exceptional items | 14 | (263) | – | 1 | – | (248) |
| Amortisation of acquired intangible assets | (1) | – | (4) | – | – | (5) |
| Operating profit | 138 | (217) | 64 | 28 | 62 | 75 |
| Net finance expense | | | | | | (33) |
| Profit before tax | | | | | | 42 |

### 3 Operating profit

Operating profit for the period is stated after the following (charges)/credits:

| | **6 months to 30 September 2006 £m** | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Exceptional items | **–** | 1 | (248) |
| Amortisation of acquired intangible assets | **(4)** | (2) | (5) |
| | **(4)** | (1) | (253) |

Exceptional items are as follows:

| | **6 months to 30 September 2006 £m** | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Profit on disposal of property, plant and equipment | **–** | 1 | – |
| Impairment losses[a] | **–** | – | (272) |
| US healthcare benefit curtailment[b] | **–** | – | 24 |
| | **–** | 1 | (248) |

[a]The prior year impairment losses comprised two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations; and a £9 million impairment of property, plant and equipment in the UK Citric Acid business, reported as part of the Food & Industrial Ingredients, Americas division.

[b]The exceptional credit in the prior year arose from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to the US government healthcare provisions.

## 4 Interest income and finance expense

| | 6 months to 30 September 2006 £m | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Interest income | **28** | 23 | 45 |
| **Finance expense** | | | |
| Interest expense on bank and other borrowings | **(49)** | (36) | (73) |
| Net finance (expense)/income arising on defined benefit retirement schemes: | | | |
| – interest expense | **(34)** | (34) | (68) |
| – expected return on plan assets | **35** | 32 | 65 |
| Unwinding of discounts in provisions | **(1)** | (1) | (2) |
| Fair value gain/(loss) on interest-related derivative instruments | **1** | (1) | – |
| Finance expense | **(48)** | (40) | (78) |
| Net finance expense | **(20)** | (17) | (33) |

## 5 Income tax expense

| | 6 months to 30 September 2006 £m | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| UK taxation | **(6)** | 9 | 16 |
| Overseas taxation | **58** | 30 | 53 |
| Income tax expense | **52** | 39 | 69 |

## 6 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

| | 6 months to 30 September 2006 | 6 months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|
| Profit/(loss) attributable to equity holders of the Company (£million) | **115** | 94 | (30) |
| Weighted average number of ordinary shares in issue (millions) | **481.3** | 475.6 | 476.7 |
| Basic earnings/(loss) per share (pence per share) | **23.9p** | 19.8p | (6.3)p |

### 6 Earnings per share (continued)

Diluted

Diluted earnings/(loss) per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares arise from share options. For these, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

| | **6 months to 30 September 2006** | 6 months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|
| Profit/(loss) attributable to equity holders of the Company (£million) | **115** | 94 | (30) |
| Weighted average number of ordinary shares in issue (millions) | **481.3** | 475.6 | 476.7 |
| Adjustments for dilutive effect of share options (millions)[a] | **7.8** | 6.7 | – |
| Weighted average number of ordinary shares for diluted earnings per share (millions) | **489.1** | 482.3 | 476.7 |
| Diluted earnings/(loss) per share (pence per share) | **23.5p** | 19.5p | (6.3)p |

[a] The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets (see note 3), as follows:

| | **6 months to 30 September 2006** | 6 months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|
| Profit/(loss) attributable to equity holders of the Company (£million) | **115** | 94 | (30) |
| Adjustments for: | | | |
| – exceptional items (note 3) | **–** | (1) | 248 |
| – exceptional items attributable to minority interests | **–** | – | (1) |
| – amortisation of acquired intangible assets (note 3) | **4** | 2 | 5 |
| – tax effect on the above adjustments | **–** | (1) | (20) |
| Adjusted profit (£million) | **119** | 94 | 202 |
| Adjusted basic earnings per share (pence per share) | **24.7p** | 19.8p | 42.4p |
| Weighted average number of ordinary shares for diluted earnings per share (millions) | **489.1** | 482.3 | 484.3 |
| Adjusted diluted earnings per share (pence per share) | **24.3p** | 19.5p | 41.7p |

### 7 Dividends

The directors have declared an interim dividend of £30 million out of the profit for the six months to 30 September 2006 (30 September 2005 – £28 million), representing 6.2p per share (30 September 2005 – 5.9p), payable on 9 January 2007. The final dividend for the year to 31 March 2006 of £68 million, representing 14.1p per share, was paid during the six months to 30 September 2006.

### 8 Net debt

The components of the Group's net debt profile are as follows:

| | **30 September 2006 £m** | 30 September 2005 £m | 31 March 2006 £m |
|---|---|---|---|
| Non-current borrowings | **(762)** | (822) | (543) |
| Current borrowings and overdrafts[1] | **(577)** | (108) | (493) |
| Cash and cash equivalents | **546** | 290 | 158 |
| Debt-related derivative instruments[2] | **22** | 25 | 12 |
| Net debt | **(771)** | (615) | (866) |

Movements in the Group's net debt profile are as follows:

| | **6 months to 30 September 2006 £m** | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Balance at the beginning of period | **(866)** | (471) | (471) |
| Impact of IAS32/39 adoption | **–** | (58) | (58) |
| Impact of IFRIC4 adoption | **–** | (3) | (3) |
| Balance at beginning of period, restated | **(866)** | (532) | (532) |
| Increase/(decrease) in cash and cash equivalents in the period | **396** | (101) | (214) |
| (Proceeds from)/repayments of borrowings | **(319)** | 30 | (78) |
| Borrowing arising on acquisitions | **–** | – | (6) |
| Inception of finance leases | **(13)** | – | (5) |
| Exchange differences | **31** | (12) | (31) |
| Decrease/(increase) in net debt in the period | **95** | (83) | (334) |
| Balance at end of period | **(771)** | (615) | (866) |

[1]Borrowings and overdrafts at 30 September 2006 include £99 million (30 September 2005 – £45 million; 31 March 2006 – £101 million) in respect of securitised receivables.

[2]Derivative financial instruments presented within assets and liabilities in the balance sheet of £2 million net (30 September 2005 – £36 million net; 31 March 2006 – £80 million net) comprise net debt-related instruments of £22 million net (30 September 2005 – £25 million net; 31 March 2006 – £12 million net) and non debt-related instruments of £(20) million net (30 September 2005 – £11 million net; 31 March 2006 – £68 million net).

### 9 Consolidated statement of changes in shareholders' equity

| | 6 months to 30 September 2006 £m | 6 months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Balance at the beginning of period | **940** | 983 | 983 |
| Impact of IAS32/39 adoption | **–** | 7 | 7 |
| Balance at beginning of period, restated | **940** | 990 | 990 |
| (Loss)/profit recognised directly in equity | **(76)** | 34 | 47 |
| Profit/(loss) for the period | **117** | 96 | (27) |
| Share-based payments, including tax | **3** | 4 | 7 |
| Dividends | **(68)** | (65) | (93) |
| Ordinary shares issued | **12** | 4 | 16 |
| Balance at end of period | **928** | 1 063 | 940 |

### 10 Post balance sheet events

On 10 October 2006, the Group announced that Eastern Sugar had begun a consultation process with employees, beet growers and other stakeholders with a view to renouncing its quotas in Hungary, Czech Republic and Slovakia and applying to the restructuring fund for compensation. This action has been taken following an extensive review of the impact of the new EU sugar regime on Eastern Sugar.

On 25 October 2006, the Group announced that it has concluded that ownership of Food & Industrial Ingredients, Europe is no longer an essential element of the Group's strategy to focus on value added ingredients and that the Group is exploring the possibility of the full or partial disposal of the business.

### 11 Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of the Group's principal overseas operations:

| Average exchange rates | | 6 months to 30 September 2006 | 6 months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|---|
| US Dollar | £1 = $ | **1.85** | 1.82 | 1.79 |
| Euro | £1 = € | **1.46** | 1.47 | 1.47 |
| Canadian Dollar | £1 = C$ | **2.08** | 2.23 | 2.13 |

| Period end exchange rates | | 30 September 2006 | 30 September 2005 | 31 March 2006 |
|---|---|---|---|---|
| US Dollar | £1 = $ | **1.87** | 1.77 | 1.74 |
| Euro | £1 = € | **1.48** | 1.47 | 1.43 |
| Canadian Dollar | £1 = C$ | **2.08** | 2.06 | 2.03 |

**Registered Office**
Tate & Lyle PLC
Sugar Quay
Lower Thames Street
London EC3R 6DO
Tel. 020 7626 6525
Fax: 020 7623 5213

**Website**
http //www tateandlyle com

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